LORD ABBETT FLOATING RATE HIGH INCOME FUND

90 Hudson Street

Jersey City, NJ 07302

August 11, 2020

VIA EDGAR

Ms. Jaea F. Hahn

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Floating Rate High Income Fund (the “Fund”)
File Nos. 333-236544 and 811-23510

Dear Ms. Hahn and Mr. Manion,

Reference is made to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2/A (the “Registration Statement”) filed on June 1, 2020 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund (formerly named Lord Abbett Enhanced Floating Rate Fund).

This letter responds to (1) comments provided telephonically by Ms. Hahn on June 30, 2020 to Pamela P. Chen and Amanda Ryan, and (2) comments provided telephonically by Mr. Manion on June 9, 2020 to Ms. Chen regarding Pre-Effective Amendment No. 1 to the Registration Statement. The Fund’s definitive prospectus and statement of additional information (“SAI”) to be filed pursuant to Rule 497 in August 2020 (the “497”) will reflect the changes made in response to your comments. Other than as noted in this letter, the Fund will make no other material changes to its prospectus and SAI in the 497.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Comments provided by Ms. Hahn:

1.       We note that the Fund has applied for exemptive relief to conduct monthly repurchase offers but does not currently intend to use this relief. Where appropriate, please note that the Fund has applied for relief to conduct monthly repurchase offers but must first obtain SEC and shareholder approval, and there is no assurance that the Fund will receive either of these approvals.

Response: The requested disclosure will be added in the 497.

Ms. Jaea Hahn

Mr. David Manion

August 11, 2020

2.        In the section of the Statement of Additional Information titled “Fundamental Investment Restrictions,” please (1) revise the first fundamental policy with respect to repurchase offers to remove “at least” and specify the timing of repurchase offers, and (2) revise the second fundamental policy with respect to repurchase offers to more specifically disclose expected timing and/or procedures by which shareholders can determine the timing of the shareholder repurchase date.

Response: The first and second fundamental policy with respect to repurchase offers will be revised as follows in the 497:

1.	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements.
2.	The Fund will repurchase shares that are tendered by the date by which shareholders can tender their shares in response to a repurchase offer (the “Repurchase Request Deadline”), which will be established by the Board of Trustees in accordance with Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

Comments provided by Mr. Manion:

3.        In the fee table, please disclose whether the Fund intends to utilize leverage and, if so, please add a line item in the fee table regarding interest expense.

Response: Currently, the Fund has no intention to issue preferred shares and does not currently expect to engage in Borrowings during its initial fiscal year. If the Fund determines to utilize leverage during its initial fiscal year, the Fund will supplement its prospectus with a revised fee table to include a line item for interest expense.

4.        Please confirm that acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s net assets.

Response: The Fund supplementally confirms that acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s net assets.

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In addition, the Fund acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jaea Hahn

Mr. David Manion

August 11, 2020

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Vice President and Assistant Secretary

Lord Abbett Floating Rate High Income Fund